

December 29, 2016

Terry Jimenez
Chief Financial Officer
Tronc, Inc.
435 North Michigan Avenue
Chicago, IL 60611

> **Re: Tronc, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 8-K Filed November 1, 2016**
> **File No. 001-36230**

Dear Mr. Jimenez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished November 1, 2016

Exhibit 99.1

1. The heading of the release refers to increased guidance with respect to "Adjusted EBITDA" but does not also refer to the comparable GAAP measure. Please refer to question 102.10 of the "Non – GAAP Financial Measures" compliance and disclosure interpretations for guidance.

2. We note you acquired The San Diego Union-Tribune in May 2015 and it appears to be one of your ongoing operations. In this regard, please explain to us how excluding expenses attributed to The San Diego Union-Tribune in computing the non-GAAP measure "adjusted total operating expenses" is, as you disclose, informative to investors in enhancing their overall understanding of your financial performance. Tell us the types of expenses of The San Diego Union-Tribune that have been excluded and whether the expenses excluded represent all or a portion of the expenses associated with this

operation. Further, please explain to us why excluding revenues attributed to The San Diego Union-Tribune is presumably not informative to investors while excluding the associated expenses of this operation is informative to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure